

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

<u>Via E-Mail</u>
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your letter dated February 29, 2012, submitted in response to our review of your Form 10-K for the fiscal year ended December 31, 2010, and in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated February 23, 2012, unless otherwise noted.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 24</u>

1. In response to comment 2 in your letter dated January 9, 2012, you indicated that you would evaluate whether to separately disclose and quantify Exchange revenue into subscription and transaction fees. Tell us what consideration you gave to providing this information. In this regard, we note from your fourth quarter earnings call on March 13,

2012 that the level of recurring subscription revenue and transaction revenue is one of the important metrics you use to evaluate your business.

2.   Consistent with our prior comment and your response to comment 4 in your letter dated January 9, 2012, please tell us what consideration you gave to providing quantifiable information regarding the impact on the change in revenue from the acquisition of ADAM. In this regard, we note your disclosure in Note 3 on page 56 of the amount of ADAM's revenue included in the Company's revenue for the year ended December 31, 2011.

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 45

3.   Tell us where you have presented the excess tax benefit from stock compensation in your statements of cash flows. Refer to ASC 230-10-45-14.

Notes to Consolidated Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 49

4.   We note that you have issued contingent consideration for some of your acquisitions (i.e., accrued earn-out). The contingent consideration should be remeasured to fair value at each reporting date. See ASC 805-30-35-1(b). In this regard, tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-1 to 50-2. ASC 820-10-50-2 requires a reconciliation of the beginning and ending balances of any recurring fair value measurements that utilize significant unobservable inputs (i.e., Level 3 inputs).

Note 16: Geographic Information, page 70

5.   Consistent with comment 12 in our letter dated December 9, 2011 and comment 6 in our letter dated February 1, 2012, please disclose in future filings the basis for attributing revenues from external customers to the individual countries.

Exhibit 32.1 and Exhibit 32.2

6.   Revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.